Entrepreneur

Name: JOY CRUZ
UUID: 42712022
Background: Engineer & Founder Name: Joy Cruz Qualification: Mech. & offshore
Engineer Year of experience: 8 Companies: * Weatherford: (large service corporation) I
worked as Field Engineer, Logistic & Manager at the base- 4.5 years * Bayqi: (e-commerce
platform) I worked as Sales Manager and Procurement – 2.5 years * SecretDays (SDs): I am
the founder and full time since December 2017.
Location: California

Social Connections

Facebook: http://www.facebook.com/joyhenda
Twitter: http://www.twitter.com/JoyHenda?lang=en
LinkedIn: http://www.linkedin.com/joy-henda-cruz-80a57887/

Pitch Story

Title of your pitch: An Online Ed-Tech Industry App through a call
Short introduction of your pitch: More Experienced Retirees to empower less experienced
students & workers through a private call in real time
Your pitch story: The world wide web info is changing very quickly.   As the 'LIGHT' is
in every single home worldwide no matter how small or big your home might be.   The same
could easily apply to 'INTERNET' is in every single mobile around the globe.   Therefore,
'EXPERIENCE' will be in everyone's hands so it's now & will be up to you to know how to
use it! Having 'AN ACTIVE COMMUNICATION APP' will empower each one of us while surfing
info on internet.   Product: I was taught by retired teachers while at High school,
College & University; as a result, I became an Engineer/Entrepreneur. Surely, the module
can easily be duplicated. It started with me '1 person' so '10 people will join', 100
people, 1 Million people, 1 billion people and so forth. Demand: to get information
online nowadays, has increased drastically among all ages. Over 2 Million students are
enrolled in online degree courses across the country. Supply: such as Google, Bing,
Yahoo are passive (people just consume the information without a discussion in real

time) SecretDays: mobile app will be an active communication app (there is a huge opportunity market gap to be filled) Within 5-10 years, we will all be getting info online from search engines around the world and not from books from the library. What will make the app unique? At age 14, almost 20 years ago, I knew that English as a foreign language would be spoken worldwide. Today, I am here writing to you and English is the most spoken language. All information on the Internet will be within 6-8 years time.   This app will give some leverage to those students who enroll in online courses to learn and ask questions in real time with expertise in the subject. At the same time, it keeps Retirees' minds up-to-date with some extra cash monthly. Let's act today. Which category does your pitch belong to: Education

Target Market

Target market: Retired Teachers, Doctors, Engineers, Carpenters, Singers, Football Players, Chefs, Lawyers, Singers, etc. to empower less experienced Students, Workers, and Individuals through active communication while researching information online to back up their findings, studies, questions, and concerns about the topic/subject.

Production plan

Production location: United States
Production plan: The SecretDays (SDs) company understands the importance of specific niche domination market. The company will focus mainly on more experience to empower less experience though a mobile app in live-calling content. A mobile app to connect more experienced retirees age 52-120 to empower less experienced students/workers/individuals through a 10-15 minute free private call. Those retirees will connect at least 1 hour/day in real time in exchange for monthly financial rewards, as soon as the platform starts generating income. At the same time, Retirees can chat among themselves by posting their findings/failures/successes/tricks/tips/challenges/suggestion and so forth to leave their legacy around the world. So, students, workers, and individuals can develop & achieve what they want by learning things for themselves rather than only getting answers from Google, Quora, Baidu, Bing, Yahoo & Chegg, etc. and can reduce plagiarism at schools —empower yourself with QUESTIONS and SOLUTIONS.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.

Description: A potential risk of the business is not being able to collect a huge amount of data from Retirees, Students, Workers & other individuals. Another potential risk of the business is keeping the huge amount of data as safe and reliable as possible.

Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: Yes

Third party transactions description: SecretDays Founder & CEO, Joy Henda Carvalho Vera Cruz, has personally invested $37,800 in equity into the business (not a loan).

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: Retirement app will allow each one of us to rely only on our own abilities, not on family, friends or the government to make a decent living

Spending Plan

Number of current employees including yourself: 1

Percentage of your raise will pay salaries: 0%

Spending plan: SecretDays plans to spend the $70k raised as follows: 9% cost of fundraising; 72% for the full-package app development, to include building the app, android & IOS development, server/database, maintenance of the app, marketing, team management; 13% office setup & utilities; 2% accounting/legal; 4% working capital

Spending plan of extra investment: Any additional investment raised above the $70k will be spent as follows: 9% cost of fundraising; 91% on marketing to market the app

Return Details

Return type: ownership

Raising target: $70,000

Raising cap: $80,000

Percentage ownership you plan to offer: 12.0%

When do you plan to sell or IPO your business: 2028

Existing share: Yes

Share percent: 12%

When can bidders expect the return: July, 2021

These events trigger the conversion: standard triggering events;

Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: SECRETDAYS CO.

Legal status of your company/business: CORPORATION

Where is your company registered: California

Company form date: 09-17-2018

Date by which the annual report will be posted: April 29

Location where the entrepreneur's annual report will be posted: secretdays.co/

Company address

Street: 1658 Front Street

City: San Diego

State: California

ZIP code: 92101

Financial status

Average sales price: $40

Average cost per unit: $0.88

Yearly sales at the end of last year: $0

1st year target sales after raised date: $600,000

Existing investment from the founders: $37,800

Existing investment from other investors: $0

Owners, Officers, Directors

Name: JOY HENDA CARVALHO VERA CRUZ

Title: Founder

Grant Date: 01-01-2018

Has ownership: Yes

Ownership: 100%

Link to the bio or LinkedIn page for 3 years recent work experience:

linkedin.com/in/joy-henda-cruz-80a57887/

Do you have different kinds of existing stock for the business: Yes

The outstanding stock and the differences: 1,500 shares of common stock have been authorized at a par value of 0.01; no shares have been issued to-date. The difference between the common stock and the CAFEs securities being offering is that the stock has voting rights and the CAFEs do not have voting rights.

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $0

Business expenses at the end of the year before: $0

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $0

Assets the year before: $0

Cash last year: $0

Cash the year before: $0

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: $0

Profit year before: $0

Financial situation: SecretDays estimates that it will take approximately 6 months to build the mobile app and then approximately 12 months to get 12,000 daily traffic users (students @ US Universities, Colleges & High Schools) and 3,000 Retired and Retiring Teachers (all subjects/areas of expertise) to start generating income. The market to learn English in Asia, South America, Europe, and Africa is greater than ever before. SecretDays does not currently have a line of credit or alternate source of funding and is depending on the success of this Regulation Crowdfunding offering to raise the money to build and market the mobile app.

Has financial statements: Yes

Last Edited: 2019-03-14 21:18:09

Desired launch period: immediately

CCC code: @s5wssfg

CIK code: 0001763898

Links

SecretDays Co.: secretdays.co/